

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street – Unit 2
San Diego, California 92102

>       **Re: Deseo Swimwear Inc.**
>           **Amendment No. 3 to Registration Statement on Form S-1**
>           **Filed November 6, 2020**
>           **File No. 333-249308**

Dear Ms. Cope:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1

Risk Factors, page 6

1.      We note in your Form 10-K/A filed November 2, 2020 that you disclose that your disclosure controls and procedures were not effective. Please include a risk factor on the risks of ineffective disclosure controls and procedures. If your internal control over financial reporting was also ineffective, then please address these risks as well. Please also provide disclosure about the reasons why your disclosure controls and procedures and internal control over financial reporting were ineffective and the steps taken to address any material weakness.

Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing